SEC 19007237

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-23406 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centennial Securities Company, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 Charlevoix Dr. SE
(No. and Street)

Grand Rapids (City) MI (State) 49546 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

2301 East Paris Ave. SE (Address) Grand Rapids (City) MI (State) 49546 (Zip Code)

SEC Mail Processing

MAR 01 2019

Washington, DC

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RMS

# OATH OR AFFIRMATION

I, Randall L Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centennial Securities Company, Inc, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ELIZABETH TSIRONIS
Notary Public, Kent County, MI
My Commission Expires 5/14/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Centennial Securities Company Inc.

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Centennial Securities Company Inc. ("Broker-Dealer") as of December 31, 2018, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Broker-Dealer as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the Broker-Dealer's management. Our responsibility is to express an opinion on the Broker-Dealer's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Broker-Dealer in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and the standards of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due for fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The information contained in Form X-17A-5 Part III and the supplemental information listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Broker-Dealer's financial statements. The supplemental information is the responsibility of the Broker-Dealer's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Echelbarger, Himebaugh, Tamm & Co., PC

Echelbarger, Himebaugh, Tamm and Co.

We have served as the Broker-Dealer's auditor since 2015.

Grand Rapids, MI

February 26, 2019

**CENTENNIAL SECURITIES COMPANY, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2018**

## ASSETS

| | |
|---|---|
| **CURRENT:** | |
| Cash and cash equivalents | $ 743,176 |
| Receivables: | |
| Commissions and clearing | 229,064 |
| Employee | 26,622 |
| Note receivable - short term | 50,000 |
| Refundable income taxes | 60,846 |
| Prepaid expenses | 90,165 |
| **TOTAL CURRENT ASSETS** | 1,199,873 |
| **PROPERTY AND EQUIPMENT:** | |
| Leasehold improvements | 100,556 |
| Furniture | 422,967 |
| | 523,523 |
| Less accumulated depreciation | (402,490) |
| **NET PROPERTY AND EQUIPMENT** | 121,033 |
| **OTHER ASSETS:** | |
| Deposit with clearing organization | 50,000 |
| Investment in affiliate | 5,577 |
| **TOTAL OTHER ASSETS** | 55,577 |
| | $ 1,376,483 |

*See independent auditor's report and notes to financial statements.*

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES:** | |
| Accounts payable | $ 14,970 |
| Commissions payable | 352,507 |
| Other accrued liabilities | 8,600 |
| **TOTAL CURRENT LIABILITIES** | 376,077 |
| **NON-CURRENT LIABILITIES** | |
| Deferred income tax | 12,780 |
| **TOTAL LIABILITIES** | 388,857 |
| **STOCKHOLDERS' EQUITY:** | |
| Common stock - $0.10 par, 50,000 shares authorized; 6,401 issued and outstanding | 640 |
| Additional paid-in capital | 590,497 |
| Retained earnings | 396,489 |
| **TOTAL STOCKHOLDERS' EQUITY** | 987,626 |
| | $ 1,376,483 |

*See independent auditor's report and notes to financial statements.*

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Method of Accounting**

The accompanying financial statements have been prepared on the accrual basis of accounting.

**Cash and Cash Equivalents**

Cash and cash equivalents include cash and deposits with maturities fewer than 90 days. The Company held no cash equivalents at December 31, 2018.

**Receivables**

Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to an allowance for bad debt based on its assessment of the current status of individual accounts. Accounts still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for bad debt and a credit to accounts receivable. No allowance for doubtful accounts was considered necessary as of December 31, 2018.

**Commission Income**

Commission income is recorded on a trade date basis and normally settled within 30 days.

**Liabilities Subordinated to Claims of General Creditors**

The Company does not have any liabilities subordinated to claims of general creditors.

**Property, Equipment and Depreciation**

Property and equipment are recorded at cost. Major improvements and renewals are capitalized while maintenance and repairs generally are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Management annually reviews these assets to determine whether carrying values have been impaired.

The following useful lives are being used to depreciate property and equipment:

| | |
|---|---|
| Leasehold improvements | 5-8 years |
| Furniture and equipment | 5 years |

*See independent auditor's report.*

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Advertising

The Company expenses advertising costs as incurred.

### Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

### Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

### Subsequent Events

In preparing these financial statements the Company has evaluated events and transactions for potential recognition or disclosure through, February 26, 2019, the date the financial statements were available to be issued.

### Variable Interest Entities

FASB ASC 810, "Consolidation of Variable Interest Entities" clarifies existing accounting principles related to the preparation of consolidated financial statements when the equity investors in an entity do not have the characteristics of a controlling financial interest or when the equity at risk is not sufficient for the entity to finance its activities without additional subordinated financial support. FASB ASC 810 requires a company to evaluate all existing arrangements to identify situations where a company has a "variable interest" in a "variable interest entity" and further determine when such variable interests require a company to consolidate the variable interest entities' financial statement with its own.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### Variable Interest Entities (continued)

Amendment 2014-07 of FASB ASC 810 permits a private company lessee to elect an alternative not to apply variable interest entity (VIE) guidance to a lessor if the lessor and the lessee are under common control and have a leasing arrangement and substantially all activities between the two are related to leasing activities.

The accounting alternative is an accounting policy election that, when elected, should be applied by a private company lessee to all current and future lessor entities under common control that meet the criteria for applying this approach.

The Company's management has elected the alternative accounting policy under this amendment of not applying the VIE guidance to a certain related party as defined by FASB ASC 810 amendment 2014-07. The Company has not consolidated this related entity in these financial statements. Information concerning transactions with the related entity is disclosed in "Note 7 - Related Parties".

## NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Centennial Securities Company, Inc. is a securities broker-dealer and is registered with the Securities Exchange Commission and the states of Michigan, Ohio, Indiana, Illinois, Florida, and various other states. The Company is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company has entered into a membership agreement with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Company must refrain from holding customer funds or safe-keeping customer securities.

The Company introduces transactions and conducts business on a fully disclosed basis. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exempted regulatory provisions.

Commissions and clearing organization receivables were substantially collected subsequent to year-end and are likewise considered subject to minimal risk. The Company's customers reside principally in western Michigan and northern Illinois.

*See independent auditor's report.*

## NOTE 3 - CASH

Substantially all cash is on deposit with two financial institutions. At various times the Company's cash balances exceeds the Federally Insured limits. At December 31, 2018, the Company's institutional balances totaled $759,718 of which $259,718 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

## NOTE 4 - DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a collateral account with its clearing organization with a minimum market value of $50,000.

## NOTE 5 - NOTES RECEIVABLE

Notes receivable consists of a loan of $50,000 to a Company employee. This note is non-interest bearing and requires payment in full on May 1, 2019. No payment is due until this date. If the employee remains employed by the Company on this due date, the Company will forgive the applicable loan to this employee. As the Company expects the loans to be repaid in full or to be forgiven according to the agreement, the Company concluded no allowance for loan losses was required.

Another loan for $50,000, which was issued at the same time as the loan above, was forgiven during 2018.

## NOTE 6 - INVESTMENT IN AFFILIATE

The Company has a 49% investment in Jim Roberts – Centennial Securities Advisory Services LLC at December 31, 2018. The Company has accounted for the investment under the equity method. The Company recognizes its share in the net earnings or losses of the affiliate as they occur. Dividends received are accounted for as a reduction of the investment. The Company did not receive any dividends from this investment during 2018, and its share of net earnings was not significant for the year.

## NOTE 7 - RELATED PARTIES

C.S.C. II, Inc. owns an office building and leases office space to Centennial Securities Company, Inc. on a month-to-month basis. Total rent amounted to $149,701 for the year ended December 31, 2018. Centennial Securities Company, Inc. has no ownership interest in C.S.C. II, Inc., however the shareholders of Centennial Securities Company, Inc. are the same shareholders of C.S.C. II, Inc. The creditors of C.S.C. II, Inc. generally have no recourse against the credit of Centennial Securities Company, Inc.

The Company on occasion will advance commissions or cover expenses incurred by their financial advisors. Balances due from financial advisors under this arrangement were $26,622 at December 31, 2018.

## NOTE 8 - LINE OF CREDIT

The Company has a $150,000 line of credit with Chemical Bank. There were no borrowings against the line at December 31, 2018. The line bears interest at the bank's prime lending rate less 0.25% which was 5.50% at December 31, 2018. The line of credit expires on June 10, 2019 and is secured by the unlimited guarantee of CSC II Inc. The Company's agreement with the bank also includes certain affirmative and negative covenants. The Company is in compliance with these covenants at December 31, 2018.

## NOTE 9 - LEASES

The Company leases office space from an outside party under the terms of an agreement expiring in September 2019. Rental expense under this agreement totaled $37,281 for 2018. The Company leases additional office space from an outside party under the terms of an agreement expiring in March 2024. Rental expense under this agreement totaled $64,420 for 2018.

The Company leases certain equipment under non-cancelable operating leases expiring in 2018 and 2021. Rental expense under these agreements totaled approximately $19,494 in 2018.

*Note 9 continued on next page.*

## NOTE 9 - LEASES (CONTINUED)

Firm future minimum lease payments required under the non-cancelable operating leases before any renewal options, which generally are present, at December 31, 2018 are as follows:

| | |
|---|---|
| 2019 | $ 251,830 |
| 2020 | 74,469 |
| 2021 | 70,710 |
| 2022 | 68,289 |
| 2023 | 69,222 |
| Thereafter | 17,364 |

## NOTE 10 - INCOME TAXES

The Company is a C Corporation subject to federal income tax liabilities and also certain state income tax liabilities.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

The provision for income taxes in the statements of income for the year ended December 31, 2018 is made up of the following components:

| | |
|---|---|
| Federal income tax: | |
| Current | $ 376 |
| Deferred | 13,095 |
| State income tax: | |
| Current | 7,756 |
| Deferred | 3,428 |
| **TOTAL** | $ 24,655 |

The deferred tax asset results from charitable contributions deductible against future taxable income, and the net difference in the timing of depreciation expense for financial reporting and tax reporting purposes.

*Note 10 continued on next page.*

## NOTE 10 - INCOME TAXES (CONTINUED)

On December 22, 2017, Public law no. 115-97, introduced as the Tax Cuts and Jobs Act (TCJA), was signed into law. The enacting of the TCJA greatly changed the landscape of corporate taxes, most notably by changing the overall tax rate from 35% to 21% for tax periods beginning after December 31, 2017. The Company remeasured its existing U.S. federal deferred tax assets and liabilities at the rate the Company expects to be in effect when those deferred taxes will be realized, which is 21%.

Income tax positions taken by the Company are recognized and measured under a more-likely-than-not success threshold. Management has evaluated the Company's various tax positions under this criteria for recognition, derecognition, and measurement in these financial statements.

The Company files income tax returns in U.S. federal and several state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal tax examinations for the years before 2015 and state tax examinations for the years before 2014.

The Company accrues interest related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the year ended December 31, 2018, there was no interest or penalties relating to unrecognized tax benefits.

## NOTE 11 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of FINRA the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2018, the Company had regulatory net capital of $539,569 and a minimum regulatory net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital was 0.7207 to 1 at December 31, 2018.

## NOTE 12 - RETIREMENT PLAN

The Company maintains a retirement plan which covers substantially all employees and is qualified under Section 401(k) of the Internal Revenue Code. The plan is a safe harbor 401(k) plan. The Company contributed approximately $177,025 to the plan for 2018.

## NOTE 13 - STOCK REPURCHASE AGREEMENT

The stockholders and the Company have the option to purchase any company stock offered for sale by stockholders.

In the event of the death, disability, retirement, or termination of a stockholder the remaining stockholders have the option to purchase their company stock. The Company is obligated to repurchase any company stock not purchased by the remaining stockholders. The purchase price under this provision is the amount agreed to periodically by the stockholders. For 2018, the buyback provision was 160% of net book value.

Any amounts paid by the Company under this agreement are subject to the Company's ability to meet net capital requirements established by the Securities Exchange Act Rule 15c3-1.

## NOTE 14 - COMMITMENTS, GUARANTEES AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has never been called upon to make payments under such guarantees and believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has never been called upon to make payments under such guarantees and believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

*See independent auditor's report.*